UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Translation of registrant’s name into English)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On October 22, 2009, Brookfield Infrastructure Partners L.P. (the “Partnership”), a foreign private issuer, established as a Bermuda exempted limited partnership with limited partnership units (“LP Units”) listed for trading on both the Toronto Stock Exchange (BIP.UN) and The New York Stock Exchange (BIP), disclosed certain material, previously non-public information regarding the Partnership and its business in connection with a public offering, made exclusively to Canadian residents under the laws of Canada, of LP Units without registration under Section 5 of the Securities Act of 1933 (“Securities Act”) pursuant to Regulation S under the Securities Act. The estimated $575 million of proceeds of this offering, and the concurrent exempted issuance by the Partnership to Brookfield Asset Management Inc. of redeemable purchase units exchangeable for LP Units for an additional estimated $375 million are expected to be used to finance the previously announced comprehensive restructuring and recapitalization of Babcock and Brown Infrastructure Group (“BBI”) (ASX: BBI) (the “Transaction”). Such information is being furnished by the Partnership under cover of this Form 6-K (more specifically, in the attached exhibits described below) solely to fulfill its obligation under Rules 13a-16 and 12b-20 under the Securities Exchange Act of 1934 to disclose such information to its U.S. security holders, and not with the purpose or effect of making an offer or sale of the LP Units to any person resident in the United States. The information in this filing is being incorporated by reference into the Partnership’s management information circular related to a special meeting of unitholders to be held on November 16, 2009.

Specifically, the following information published in Canada on October 22, 2009, in connection with the above-referenced offering being made exclusively outside the United States, is being furnished to the Commission under cover of this Form 6-K pursuant to the attached Exhibits 99.1, 99.2 and 99.3:

(1) Information regarding the Partnership and derived from documents made public under the laws of Canada (Exhibit 99.1);

(2) Unaudited pro forma consolidated financial statements for the Partnership and Brookfield Infrastructure L.P., a related entity in which the Partnership’s sole asset is a 59% limited partnership interest (Exhibit 99.2); and

(3) Audited financial statements for BBI. (Exhibit 99.3).

The LP Units that are being offered exclusively outside the United States in reliance upon Regulation S under the Securities Act have not been, and will not be, registered under the Securities Act and, accordingly, may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements.

EXHIBIT LIST

Exhibit	Title

99.1	Information regarding the Partnership and delivered from documents made public under the laws of Canada (“Foreign Disclosures”)

99.2	Unaudited pro forma consolidated financial statements for the Partnership and Brookfield Infrastructure L.P., a related entity in which the Partnership’s sole asset is a 59% limited partnership interest

99.3	Audited financial statements for BBI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Dated: October 22, 2009	By:	/s/ Greg Morrison
	Name:	Greg Morrison
	Title:	Vice President